UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

FORM 6-K
__________________________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Februrary 2010
Date of Report (Date of Earliest Event Reported)
__________________________

Embotelladora Andina S.A.
(Exact name of registrant as specified in its charter)
Andina Bottling Company, Inc.
(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4
Las Condes
Santiago, Chile
(Address of principal executive office)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

MATERIAL EVENT

CORPORATE NAME                     :           EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY                :           00124

TAXPAYER I.D.                              :           91.144.000-8

The following material event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1 B.B3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

The following was resolved, among other matters, at a regular Board of Directors’ Meeting of the Company:

I.	To convene a Regular Shareholders’ Meeting for April 13, 2010, at 10:30 a.m., at the Company’s offices located at Av. Carlos Valdovinos Nº560, Borough of San Joaquín.

II.	The following matters will be discussed at the Regular Shareholders’ Meeting:

1.	The Annual Report, Balance and Financial Statements for the year 2009; as well as the Report of Independent Auditors with respect to the Financial Statements;
2.	Earnings distribution and dividend payments;
3.	Present Company dividend distribution policy and inform about the distribution and payment procedures utilized;
4.	Determine the compensation for directors and committee members pursuant to Law N° 19,705; and the Audit Committee established by the Sarbanes Oxley Act.
    5.   Appoint the Company’s independent auditors for the year 2010;
6.	Appoint the Company’s rating agencies;
7.	Report on Board agreements which took place after that last Shareholders’ Meeting, relating to operations referred to by Article 44 of Law N° 18,046; and
8.	In general, to resolve every other matter under its competency and any other matter of Company interest.

III.	Propose to the Meeting, the distribution of a final dividend, on account of the fiscal year ending December 31, 2009.

a)  Ch$11,7 (eleven pesos and 7/100) per Series A Shares and;
b)  Ch$12,87 (twelve pesos and 87/100) per Series B Shares

If the Shareholders’ Meeting approves payment of this dividend, it will be paid on account of income from the 2009 fiscal year and will be available to shareholders beginning April 28, 2010.  The Shareholders’ Registry will close on April 22, 2010 for payment of this dividend.

Santiago, February 24, 2010.

Jaime Cohen A.
Corporate Legal Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                                      EMBOTELLADORA ANDINA S.A.

                                                      By: /s/ Osvaldo Garay
                                                      Name:   Osvaldo Garay
                                                      Title:     Chief Financial Officer

Santiago, February 26, 2010